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Exhibit 99(c)(1)

[HOULIHAN LOKEY HOWARD & ZUKIN LOGO]

June 18, 2003

The Special Committee of the Board of Directors
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, CA 92705

Dear Members of the Special Committee:

        We understand the following regarding TROY Group, Inc. (the "Company"), Patrick J. Dirk ("Dirk") and the Dirk Family Trust, Lorrie Dirk Brown, Suzanne Dirk Anderson, Kristine Dirk Gigerich, Brian Dirk, the Brian Dirk Trust and the Patrick and Mary Dirk Grantor Trust (collectively, "Dirk's Family" and, together with Dirk, the "Dirk Affiliates"). The Dirk Affiliates collectively hold approximately 65 percent of the common stock of the Company. As detailed in the Company's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on April 21, 2003, the Dirk Affiliates initially offered to acquire those shares of the Company that they do not currently hold for $2.70 per share in cash through a merger transaction (the "Merger") whereby a newly formed entity, Dirk, Inc. ("Mergerco"), which is wholly owned by the Dirk Affiliates, would merge with and into the Company, with the Company being the surviving entity. Furthermore, the Dirk Affiliates have since increased their offer to acquire those shares of the Company that they do not currently hold from $2.70 to $2.76 per share in cash. As such, upon the consummation of the Merger, each share of the Company's common stock issued and outstanding (other than shares of the Company's common stock owned by Mergerco or any of the Dirk Affiliates) will be converted into the right to receive in cash, without interest, an amount equal to $2.76 per share (the "Merger Consideration"). Prior to the effective date of the Merger, Mergerco will irrevocably deposit the Merger Consideration with the paying agent pursuant to the terms of the Merger Agreement (as defined below). The Merger of the Company into Mergerco and the associated payment of the Merger Consideration to the Company's common stockholders (other than Mergerco and the Dirk Affiliates) are collectively referred to herein as the "Transaction." We understand that the Company's Board of Directors has formed a committee of independent directors (the "Special Committee") to consider certain matters relating to the Transaction.

        We further understand that on April 30, 2003, subsequent to the Company's filing of its Schedule 14A, the Special Committee received a written proposal from Westar Capital LLC ("Westar") to acquire all of the Company's outstanding shares at a cash price of $3.50 per share (the "Westar Proposal"). We also understand that, as of the date hereof, Westar has verbally expressed an interest to the Special Committee in pursuing an alternative transaction to the Westar Proposal pursuant to which Westar would acquire only the Company's Security Printing Solutions business for approximately the same aggregate consideration as Westar offered to acquire all of the Company's outstanding shares (the "Westar Alternative Proposal"). Based upon discussions between the Special Committee, its counsel, and Houlihan Lokey on one hand, and Westar and its counsel on the other hand, we understand that the Westar Proposal and the Westar Alternative Proposal are contingent upon Westar acquiring a controlling interest in the Company or the Security Printing Solutions business. Finally, based upon discussions between the Special Committee, its counsel, and Houlihan Lokey on one hand, and Dirk on the other hand, we understand that the Dirk Affiliates have informed the Special Committee, its counsel, and Houlihan Lokey that they are unwilling to sell their majority interest in the Company at $3.50 per share and, as controlling stockholders of the Company, are not interested in pursuing the Westar Alternative Proposal.

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's or the Special Committee's underlying business decision to effect the Transaction. Additionally, we understand that the Dirk Affiliates have advised the Special Committee that the Dirk Affiliates have no intention of selling their shares in the Company or engaging in a transaction such as the one contemplated by the Westar Proposal, the Westar Alternative Proposal or any other alternative to the Transaction.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

  2.
  visited the business offices of the Company;

  3.
  reviewed the Company's Proxy Statement on Schedule 14A filed with the SEC on April 21, 2003, including the Agreement and Plan of Merger by and between the Company and Dirk, Inc. (the "Merger Agreement");

  4.
  reviewed the Company's SEC filings on Form 10-K for the fiscal year ended November 30, 2002 and quarterly report on Form 10-Q for the quarter ended February 28, 2003, and internally prepared financial statements of the Company and each of the Company's individual business segments for the five months ended April 30, 2003, which the Company's management has identified as being the most current financial statements available;

  5.
  reviewed the TROY Group, Inc. Financial Summary, Board of Directors Meeting presentation, dated January 16, 2003;

  6.
  reviewed forecasts and projections prepared by the Company's management and outside consultants with respect to the Company, and its individual segments, for the fiscal years ending 2003 through 2007;

  7.
  reviewed the Preliminary Review of Strategic Alternatives prepared by Prudential Securities, dated May 23, 2002;

  8.
  reviewed the historical market prices and trading volume for the Company's publicly traded securities;

  9.
  reviewed the commitment letter from Comerica Bank—California to Dirk, dated November 26, 2002 and held discussions with a representative of Comerica Bank regarding the financing of a transaction;

  10.
  reviewed the written proposal letter dated April 30, 2003 from Westar Capital LLC;

  11.
  reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company; and

  12.
  conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the Merger Consideration to be received by the stockholders of the Company (other than Mergerco and the Dirk Affiliates) in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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  Exhibit 99(c)(1)